Exhibit 99.1

Industry Canada	Industrie Canada

Corporations Canada	Corporations Canada
9th floor	9e étage
Jean Edmonds Towers South	Tour Jean Edmonds sud
365 Laurier Avenue West	365, avenue Laurier ouest
Ottawa, Ontario K1A 0C8	Ottawa (Ontario) K1A 0C8

February 25, 2008 / le 25 février 2008	Your file - Votre référence

KIM LE STIKEMAN ELLIOTT 1155 RENÉ-LÉVESQUE BLVD. QUEST 40E ÉTAGE MONTRÉAL QUEBEC H3B 3V2	Our file - Notre référence 296006-1

 Re - Objet

  AXCAN PHARMA INC.

Enclosed herewith is the document issued in the above matter.	Vous trouverez ci-inclus le document émis dans l’affaire précitée.

A notice of issuance of CBCA documents will be published in the Canada Corporations Bulletin. A notice of issuance of CCA documents will be published in the Canada Corporations Bulletin and the Canada Gazette.

Un avis de I’émission de documents en vertu de la LCSA sera publié dans le Bulletin des sociétés canadiennes. Un avis de l’émission de documents en vertu de la LCC sera publié dans le Bulletin des sociétés canadiennes et dans la Gazette du Canada.

IF A NAME OR CHANGE OF NAME IS INVOLVED, THE FOLLOWING CAUTION SHOULD BE OBSERVED:	S’IL EST QUESTION D’UNE DÉNOMINATION SOCIALE OU D’UN CHANGEMENT DE DÉNOMINATION SOCIALE, L’AVERTISSEMENT SUIVANT DOlT ÊTRE RESPECTÉ:

This name is available for use as a corporate name subject to and conditional upon the applicants assuming full responsibility for any risk of confusion with existing business names and trade marks (including those set out in the relevant NUANS search report(s)). Acceptance of such responsibility will comprise an obligation to change the name to a dissimilar one in the event that representations are made and established that confusion is likely to occur. The use of any name granted is subject to the laws of the jurisdiction where the company carries on business.

Cette dénomination sociale est disponible en autant que les requérants assument toute responsabilité de risque de confusion avec toutes dénominations commerciales et toutes marques de commerce existantes (y compris celles qui sont citées dans le(s) rapport(s) de recherches de NUANS pertinent(s)). Cette acceptation de responsabilité comprend l’obligation de changer la dénomination de la société en une dénomination différente advenant le cas où des représentations sont faites établissant qu’il y a une probabilité de confusion. L’utilisation de tout nom octroyé est sujette à toute loi de la juridiction où la société exploite son entreprise.

Christopher Burrell

For the Director General, Corporations Canada	pour le Directeur général, Corporations Canada

Industry Canada	Industrie Canada

Certificate of Arrangement	Certificat d’arrangement

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

AXCAN PHARMA INC.	296006-1

Name of CBCA corporation(s) involved -
Dénomination(s) de la (des) société(s)
L.C.S.A. concernée(s)

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the Canada Business Corporations Act.

Corporation number - Numéro de la société

Je certifie que l’arrangement mentionné dans les clauses d’arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l’article 192 de la Loi canadienne sur les sociétés par actions.

February 25, 2008 / le 25 février 2008
Richard G. Shaw
Director - Directeur	Date of Arrangement - Date de l’arrangement

Industry Canada	Industrie Canada	FORM 14.1	FORMULAIRE 14.1
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF ARRANGEMENT (SECTION 192)	CLAUSES D’ARRANGEMENT (ARTICLE 192)

1 -- Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)	2 -- Corporation No.(s) - N°(s) de la(des) société(s)

AXCAN PHARMA INC.	296006-1

3 -- Name or the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés, le cas échéant	4 -- Corporation No.(s) - N°(s) de la(des) société(s)

N/A
5 -- Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant	6 -- Corporation No.(s) - N°(s) de la(des) société(s)

N/A
7 -- Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant	8 -- Corporation No.(s) - N°(s) de la(des) société(s)

N/A

9 -- Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	10 -- Corporation No.(s) or Jurisdiction of Incorporation Nº(s) de la(des) société(s)/ou loi sous le régime de laquelle elle est constituée
4445660 CANADA INC.	444566-0
3225548 Nova Scotia Company	Nova Scotia

11 -- In accordance with the order approving the arrangement - Conformément aux termes de l’ordonnance approuvant l’arrangement

a.	☐

The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d’arrangement ci-joint

The name of	is changed to

La dénomination sociale de	est modifiée pour

b.	☐	The following bodies corporate are amalgamated in accordance with the attached plan of arrangement Les personnes morales suivantes sont fusionnées conformément au plan d’arrangement ci-joint

c.	☐

The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d’arrangement ci-joint

d.	☑

The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d’arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name - Nom en lettres moulées	12 -- Capacity of - En qualité de	13 -- Tel. No. - . Nº de tél.

/s/ Richard Tarte	RICHARD TARTE	VP CORPORATE DEVELOPMENT AND GENERAL COUNSEL	(450) 467-5138
FOR DEPARTMENTAL USE ONLY - Á L’USAGE DU MINISTÉRE SEULEMENT

FEB 25 2008

IC 3189 (2003/06)

APPENDIX B

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, the following terms shall have the following meanings:

“ affiliate “ has the meaning ascribed thereto in Section 1.2 of National Instrument 45 106 — Prospectus and Registration Exemptions as in effect on the date hereof;

“ Arrangement “ means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to amendments or variations thereto made in accordance with Section 10.2 of the Arrangement Agreement, Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“ Arrangement Agreement “ means the arrangement agreement dated as of November 29, 2007 between the Purchaser and the Company (including the Schedules thereto) as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“ Arrangement Resolution “ means the special resolution approving this Plan of Arrangement to be considered a the Company Meeting;

“ Articles of Arrangement “ means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

“ Business Day “ means a day, other than a Saturday, a Sunday or other day on which commercial banks in Montréal, Québec, or New York, New York are closed;

“ CBCA “ means the Canada Business Corporations Act ;

“ Certificate of Arrangement “ means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“ Circular “ means the Company’s management information circular in respect of the Company Meeting;

“ Common Shareholders “ means the registered or beneficial holders of Common Shares, as the context requires;

“ Common Shares “ means the common shares in the capital of the Company, as currently constituted;

“ Company “ means Axcan Pharma Inc., a corporation existing under the laws of Canada;

“ Company Meeting “ means the special meeting of Common Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“ Consideration “ means an amount of US$23.35 in cash per Common Share, subject to Section 5.5 of the Arrangement Agreement;

“ Court “ means the Québec Superior Court;

“ Depositary “ means Computershare Investor Services Inc.;

“ Director “ means the Director appointed under Section 260 of the CBCA;

“ Dissent Rights “ has the meaning ascribed thereto in Section 3.1 hereof;

“ DSUs “ means deferred share units issued under the Company’s 2006 Stock Incentive Plan, as amended from time to time;

“ Effective Date “ means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“ Effective Time “ means 9:30 a.m. (Montréal time) on the Effective Date, or such other time as may be agreed by the Company and the Purchaser;

“ Exchange “ or “ Exchanges “ means the Toronto Stock Exchange and/or the NASDAQ Global Select Market, as applicable;

“ Exchange Rate “ means the Bank of Canada published rate of exchange for United States dollars at noon on the day prior to the Effective Date;

“ Final Order “ means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“ Governmental Authority “ means any (a) multinational, domestic, foreign, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the Exchanges;

“ Holdco Agreement “ means the agreement to be entered into between each Qualifying Holdco Shareholder that has elected the Holdco Alternative and the Purchaser providing for the acquisition of all issued and outstanding Holdco Shares by the Purchaser;

“ Holdco Alternative “ means the alternative for the Qualifying Holdco Shareholders to elect to sell their Common Shares indirectly by selling Holdco Shares;

“ Holdco Shares “ means common shares in the capital of a Qualifying Holdco;

“ Interim Order “ means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“ Letter of Transmittal “ means the letter of transmittal to be mailed to Common Shareholders, and holders of Options, DSUs and RSUs, as applicable, by the Company for use in connection with the Arrangement;

“ Lien “ means, with respect to any property or asset, any mortgage, lien, hypothec, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset;

“ Option “ means an option to purchase one Common Share under any of the Stock Option Plans;

“ Person “ includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“ Plan of Arrangement “ means this plan of arrangement proposed under Section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with Section 10.2 of the Arrangement Agreement or the provisions hereof or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“ Purchaser “ means 4445660 Canada Inc., a corporation existing under the laws of Canada;

“ Qualifying Holdco “ means a company that meets the conditions set out in the Circular under “Holdco Alternative”;

“ RSUs “ means restricted share units issued under the Company’s 2006 Stock Incentive Plan, as amended from time to time;

“ Stock Option Plans “ means, collectively, the Company’s Stock Option Plan and the Company’s 2006 Stock Incentive Plan and any other existing stock option plan of the Company, in each case as amended from time to time; and

“ Taxes “ means (a) any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Authority, including Canada Pension Plan and provincial pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, social security, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, harmonized sales, business license, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, product, capital, transfer, escheat, environmental, stamp, document, franchise, non-resident withholding, customs, payroll, recapture, employment, health fund, disability, severances, excise and property duties and taxes, and other taxes, duties, assessment of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts, and any interest in respect of such penalties and additions, whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s Taxes as a transferee or successor, by contract or otherwise.

Section 1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, the terms “ hereof “, “ hereunder “ and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

Section 1.3 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and “$” or “US$” refers to U.S. dollars.

Section 1.4 Interpretation

Unless the subject matter or context otherwise requires, words importing the singular shall include the plural and vice versa and words importing gender shall include all genders. Whenever the words “ include “, “ includes “ or “ including “ are used in this Plan of Arrangement, they shall be deemed to be followed by the words “ without limitation “, whether or not they are in fact followed by those words or words of like import.

Section 1.5 Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

Section 1.6 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

Section 1.7 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Montréal, Québec) unless otherwise stipulated herein.

ARTICLE 2
THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time, on Purchaser, the Company, the Common Shareholders (including those described in Section 3.1), the Qualifying Holdco, the Qualifying Holdco Shareholders, and all holders of Options, DSUs and RSUs.

Section 2.3 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order, without any further authorization, act or formality:

(a)          at the Effective Time, each Option granted and outstanding immediately prior to the Effective Time, other than those held by the Purchaser or any of its affiliates, shall, without any further action by or on behalf of any holder of such Option, be deemed to be vested and transferred by the holder thereof to the Company and cancelled in exchange for a cash amount equal to the Consideration less the exercise price in respect of such Option (converted at the Exchange Rate for United States dollars, as applicable);

(b)         five minutes following the step contemplated in Section 2.3(a), the Common Shares held by the dissenting Common Shareholders in respect of which such dissenting Common Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Common Shares as set out in Article 3;

(c)          at the time of the step contemplated in Section 2.3(b) and simultaneously with the transfer of the Holdco Shares, if any, pursuant to Section 2.3(d), each Common Share outstanding immediately prior to the Effective Time and not held by a dissenting Common Shareholder shall be transferred by the holder thereof to Purchaser in exchange for a cash amount equal to the Consideration;

(d)         simultaneously with the transfer of the Common Shares pursuant to Section 2.3(c), all of the Holdco Shares outstanding immediately prior to the Effective Time of each Qualifying Holdco, if any, will be transferred by the holders thereof to the Purchaser in consideration for an amount equal to the product of the Consideration and the total number of Common Shares beneficially owned by such Qualifying Holdco;

(e)          five minutes following the steps contemplated in Section 2.3(b), (c) and (d), all vested and unvested DSUs will be deemed to be vested and will, without any further action by the holder of the DSUs, be cancelled and terminated and the holder thereof will be entitled to receive from the Company, in exchange therefor, a cash amount equal to the Consideration per DSU; and

(f)            at the time of the step contemplated in Section 2.3(e), all vested and unvested RSUs will be deemed to be vested and will, without any further action by the holder of the RSUs, be cancelled and terminated and the holder thereof will be entitled to receive from the Company, in exchange therefor, a cash amount equal to the Consideration per RSU, provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

Section 2.4 Effect

With respect to each Common Shareholder (other than a dissenting Common Shareholder), Qualifying Holdco Shareholders, holder of Options, DSUs and RSUs, as the case may be, on the Effective Date:

(a)          at the time of the step contemplated in Section 2.3(a), with respect to each Option other than those held by the Purchaser or any of its affiliates, the holder of such Option will cease to be the holder of such Option, will cease to have any rights as a holder in respect of such Option or under the Company’s Stock Option Plan, and such holder’s name will be removed from the registers of Options with respect to the Company’s Stock Option Plans;

(b)         at the time of the step contemplated in Section 2.3(a), the Company’s Stock Option Plan shall be cancelled;

(c)          at the time of the step contemplated in Section 2.3(b), with respect to each Common Share transferred pursuant to Section 2.3(b) or Section 2.3(c):

(i)                  the holder of such Common Share will cease to be the holder of such Common Share;

(ii)               the name of each such holder will be removed from the register of holders of Common Shares; and

(iii)            ownership of such Common Share will be transferred to the Purchaser, and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of all Common Shares free and clear of any Liens and will be entered in the register for the Common Shares as the sole holder thereof, and the former holder and beneficial owner of such Common Share will cease to have any rights as a shareholder in respect of such Common Share;

(d)         at the time of the step contemplated in Section 2.3(d), with respect to each Holdco Share transferred pursuant to Section 2.3(d):

(i)                  the holder of such Holdco Share will cease to be the holder of such Holdco Share;

(ii)               the name of each such holder will be removed from the register of holders of Holdco Shares of the appropriate Qualifying Holdco; and

(iii)            ownership of such Holdco Share will be transferred to the Purchaser, and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of all Holdco Shares free and clear of any Liens and will be entered in the register for the Holdco Shares of the appropriate Qualifying Holdco as the sole holder thereof, and the former holder and beneficial owner of such Holdco Share will cease to have any rights as a shareholder in respect of such Holdco Share;

(e)          at the time of the step contemplated in Section 2.3(f), the Company’s 2006 Incentive Plan shall be cancelled.

ARTICLE 3
RIGHTS OF DISSENT

Section 3.1 Rights of Dissent

Common Shareholders may exercise rights of dissent in connection with the Arrangement with respect to their Common Shares pursuant to and in the manner set forth in Section 190 of the CBCA as the same may be modified by this Section 3.1 (the “ Dissent Rights “), the Interim Order and the Final Order. Notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company no later that 5:00 p.m. on the Business Day immediately preceding the Company Meeting. Common Shareholders who duly exercise such Dissent Rights and who are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have irrevocably transferred such Common Shares to the Purchaser pursuant to Section 2.3(b) without any further act or formality and free and clear of all Liens, with Purchaser being obligated to pay such Common Shareholders in consideration therefor the fair value of such Common Shares, determined as of the close of business on the day before the Arrangement Resolution is adopted. Common Shareholders who exercise, or purport to exercise, Dissent Rights and who for any reason are ultimately not entitled to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a Common Shareholder that has not exercised Dissent Rights, as at and from the time specified in Section 2.3(c), but in no case shall the Company, Purchaser or any other Person be required to recognize such Common Shareholders as holders of Common Shares after the time set out in Section 2.3(b) and (c), and the names of such Common Shareholders shall be deleted from the register of Common Shareholders at the time set out in Section 2.4(c).

ARTICLE 4
CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(a)          Following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, Purchaser shall deposit sufficient cash with the Depositary for the benefit of Common Shareholders and Qualifying Holdco Shareholders entitled to amounts under the transactions described in Section 2.3(c) and 2.3(d), respectively. As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares or Holdco Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholder or Qualifying Holdco Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor the cash which such Common Shareholder or Qualifying Holdco Shareholder has the right to receive under the Arrangement for such Common Shares or Holdco Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)         Until surrendered as contemplated by Section 4.1(a), each certificate which immediately prior to the Effective Time represented Common Shares or Holdco Shares shall be deemed after the time set out in Section 2.3(c) and 2.3(d), to represent only the right to receive upon such surrender a cash payment, out of the cash deposited pursuant to Section 4.1(a), in lieu of such certificate as contemplated in Section 4.1(a), less any amounts withheld pursuant to Section 4.4. For greater certainty, as of the Effective Time, a Common Shareholder’s or Qualifying Holdco Shareholder’s right to receive cash under the Arrangement  shall be satisfied only out of the amount deposited pursuant to Section 4.1(a) and such Common Shareholder or Qualifying Holdco Shareholder shall have no further right or claim as against Purchaser or the Company except to the extent the cash deposited by Purchaser is insufficient to satisfy the amounts payable to the Common Shareholders and Qualifying Holdco Shareholder.

(c)          Following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, Purchaser shall cause sufficient cash to be deposited with the Depositary required to satisfy the payment obligations pursuant to Section 2.3(a), Section 2.3(e) and Section 2.3(f). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(d)         As soon as practicably following the later of the Effective Date and, if required by the Company, the delivery to the Depositary by or on behalf of a former holder of any Option, DSUs or RSUs of a duly completed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the former holder of any Option, DSUs or RSUs, as reflected on the registers maintained by or on behalf of the Company in respect of the Options, or in the books and records of the Company in connection with the DSUs and the RSUs, as the case may be, will be entitled to receive the cash payment which such former holder is entitled to receive pursuant to Section 2.3(a), Section 2.3(e) and Section 2.3(f), as the case may be, less any amounts withheld pursuant to Section 4.4.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Holdco Shares that were exchanged pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Purchaser in such sum as Purchaser may direct, or otherwise indemnify Purchaser, the Company and the Qualifying Holdco in a manner satisfactory to Purchaser and the Company, against any claim that may be made against Purchaser, the Company and the Qualifying Holdco with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Extinction of Rights

If (i) any former holder of Common Shares or Holdco Shares that are acquired by Purchaser pursuant to Section 2.3(c) and 2.3(d) fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares or Holdco Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.2), together with such other documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to received pursuant to Section 2.3(c) and 2.3(d), or (ii) any former holder of any Option, DSU or RSU fails for any reason to deliver to the Depositary the documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to Section 2.3(a), Section 2.3(e) and Section 2.3(f), as the case may be, in each case on or before the sixth anniversary of the Effective Date, on such sixth anniversary such former holder will be deemed to have donated and forfeited to Purchaser any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such former holder to which such former holder is entitled. At and after the Effective Time, any certificate formerly representing Common Shares will represent only the right to receive from the Depositary the consideration provided in this Plan of Arrangement; provided that such certificates will, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Purchaser and will be cancelled. Neither the Company or the Purchaser will be liable to any Person in respect of any cash (including any cash previously held by the Depositary in trust for any such former holder) which is delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 4.4 Withholding Rights

Each of the Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from the consideration otherwise payable under the Arrangement Agreement and this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1) to any holder of Common Shares, Holdco Shares, Options, DSUs, or RSUs such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so properly withheld, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the holder of the Common Shares, Holdco Shares, Options, DSUs or RSUs, in respect of which such deduction and withholding was made by the Purchaser, the Depositary or the Company, as the case may be.

ARTICLE 5
AMENDMENTS

Section 5.1 Amendments to Plan of Arrangement

(a)          The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Common Shareholders if and as required by the Court.

(b)         Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that Purchaser shall have consented thereto acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)          Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Purchaser (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by the Common Shareholders voting in the manner directed by the Court.

(d)         Any amendment, modification or supplement to this Plan of Arrangement may be made at any time and from time to time prior to the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Common Shareholder.

ARTICLE 6
FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.